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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*
MangoSoft, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
562716209
(CUSIP Number)
Southpaw Asset Management LP
Four Greenwich Office Park
Greenwich, CT 06831
(203) 862.6206
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

- with copies to -

Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

January 10, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	562716209	Page	2	of	12

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Southpaw Credit Opportunity Master Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		870,202

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		870,202

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	870,202

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	25.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	562716209	Page	3	of	12

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Southpaw Asset Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		870,202

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		870,202

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	870,202

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	25.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	562716209	Page	4	of	12

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Southpaw Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		870,202

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		870,202

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	870,202

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	25.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

4

CUSIP No.	562716209	Page	5	of	12

1	NAMES OF REPORTING PERSONS:
	Kevin Wyman

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		870,202

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		870,202

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	870,202

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	25.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	562716209	Page	6	of	12

1	NAMES OF REPORTING PERSONS: Howard Golden

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		870,202

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		870,202

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	870,202

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	25.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Page	7	of	12
SCHEDULE 13D/A
Item 1. Security and Issuer
     This Amendment No. 1 to Schedule 13D (this “Schedule 13D”) relates to shares of common stock, $0.001 par value (“Common Stock”), of MangoSoft, Inc., a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are located at 12 Technology Way, Nashua, NH 03062.
Item 2. Identity and Background
     (a) This statement is filed by: (i) Southpaw Credit Opportunity Master Fund LP (“Fund”), a Cayman Islands limited partnership, as the holder of the shares of Common Stock (ii) Southpaw Asset Management LP (“Southpaw Management”), a Delaware limited partnership, as the investment manager to Fund (iii) Southpaw Holdings LLC (“Southpaw Holdings”), a Delaware limited liability company, as the general partner of Southpaw Management, (iv) Kevin Wyman, a principal of Southpaw Holdings LLC, and (v) Howard Golden, a principal of Southpaw Holdings LLC (the persons mentioned in (i), (ii) (iii), (iv) and (v) are referred to as the “Reporting Persons”).
     (b) The business address of each of the Reporting Persons is: Four Greenwich Office Park, Greenwich, CT 06831.
     (c) Fund serves as a master fund investment vehicle for investments by Southpaw Credit Opportunity Fund Ltd., a Cayman Islands exempted company, and Southpaw Credit Opportunity Partners LP, a Delaware limited partnership. Southpaw Management provides investment management services to private individuals and institutions, including Fund. Southpaw Holdings LLC serves as the general partner of Southpaw Management. The principal occupation of Mr. Wyman and Mr. Golden is investment management.
     (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
     (f) Fund is a Cayman Islands limited partnership. Southpaw Management is a Delaware limited partnership. Southpaw Holdings is a Delaware limited liability company. Mr. Wyman and Mr. Golden are United States citizens.
Item 3. Source and Amount of Funds
     As of January 12, 2007, the Reporting Persons had invested in Common Stock of the Issuer in the amount of: $794,105.91. Currently, all shares of Common Stock of the Issuer as of the

Page	8	of	12
date of this Schedule 13D are held by Fund. The source of these funds was the working capital of the Reporting Persons.
Item 4. Purpose of the Transaction
     The Reporting Persons acquired shares of Common Stock for portfolio investment purposes, and except as described below, do not have any present plans or proposals that relate to the business, policies, management, structure or capitalization of the Issuer. The Reporting Persons believe that there may exist unexploited opportunities to increase the value of the Common Stock. The Reporting Persons intend to work with the Issuer’s management and board of directors regarding potential strategies to increase shareholder value, including through communicating to management their views regarding, among other items, the attractiveness of share repurchases and capital allocations. The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of general investment and trading policies, market conditions, the availability of shares of Common Stock or other factors. Except as disclosed above, none of the Reporting Persons have any plans or proposals of the type described in (b)-(j) of Item 4.
Item 5. Interest in Securities of the Issuer
     (a) As of January 12, 2007 the Reporting Persons beneficially own 870,202 shares of Common Stock of the Issuer, which represents 25.5% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 870,202 shares of Common Stock beneficially owned by the Reporting Persons as of the date hereof, by (ii) 3,413,038 shares of Common Stock outstanding as of January 11, 2007, as reported to the Reporting Persons by Issuer’s legal counsel, on March 31, 2006 (such figure is derived by adding 1,013,038 (the number of shares of Common Stock outstanding as of November 14, 2006, as reported on the Issuer’s most recent Form 10-QSB, filed with the Securities and Exchange Commission on November 14, 2006) plus 2,400,000 shares of Common Stock issued and sold by the Issuer pursuant to a Subscription and Purchase agreement entered into by and among Fund and the Issuer, among others, on January 10, 2007.)
     (b) The Reporting Persons have the power to vote and dispose of the 870,202 shares of Common Stock held by Fund.
     The filing of this statement on Schedule 13D shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 870,202 shares of Common Stock owned by Fund. Pursuant to Rule 13d-4, each of the Reporting Persons disclaim all such beneficial ownership.
     (c) All transactions in the Issuer’s securities by the Reporting Persons during the prior sixty (60) days are reported on Exhibit 1. All purchases or sales, as the case by be, reported on Exhibit 1 were made by Fund.
     (d) Not Applicable.
     (e) Not Applicable.

Page	9	of	12
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Not Applicable.
Item 7. Material to be Filed as Exhibits
Exhibit 1 Transactions in the Issuer’s securities by the Reporting Persons during the prior sixty (60) days.
Exhibit 2 Joint Filing Agreement dated January 12, 2007, among the Reporting Persons.

Page	10	of	12
Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: January 12, 2007

Southpaw Credit Opportunity Master Fund LP
By:	Southpaw GP LLC, its general partner

By:	/s/ Howard Golden
Name:	Howard Golden
Title:	Managing Member

Southpaw Asset Management LP By: Southpaw Holdings LLC, its general partner
By:	/s/ Howard Golden
Name:	Howard Golden
Title:	Managing Member

Southpaw Holdings LLC
By:	/s/ Howard Golden
Name:	Howard Golden
Title:	Managing Member

/s/ Kevin Wyman
Kevin Wyman

/s/ Howard Golden
Howard Golden